December 23, 2022

Dan Greenspan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Collaborative Investment Series Trust; File Nos. 333-221072, 811-23306

Dear Mr. Greenspan:

On October 18, 2022, Collaborative Investment Series Trust (the “Trust”) filed a post-effective amendment to its registration statement to create a new series of the Trust, the Mohr Sector Navigator ETF (the “Fund”). In response to comments given by you via telephone to Alex Andrzejewski on December 8, 2022, the Trust has revised the disclosure in the Fund’s prospectus and statement of additional information. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Prospectus

Comment 1. Please confirm that the Fund does not expect to include any contractual waiver of fees in the Fees and Expenses of the Fund.

Response: The Registrant so confirms that there will not be a contractual expense limitation agreement in place with respect to the Fund.

Comment 2. In the Principal Investment Strategies, please enhance disclosure surrounding the Fund’s investment strategies and methodologies to clarify the boundaries and contours of the Fund’s allocation between the 11 sectors, and how those allocations are made.

Response: Please see the marked prospectus attached for responsive revisions.

Comment 3. Please define, in plain English, what a tactical investment allocation approach is.

Response: The following disclosure has been added:

The Adviser’s tactical investment strategy allocates the Fund’s assets to these sectors based on the Adviser’s investment research process (as discussed below).

Comment 4. Please briefly explain why the Fund has chosen the 11 industry sectors it has, while providing examples of the businesses included in those sectors.

Response: The Adviser has selected the 11 industry sectors which make up the S&P 500 Index. Additional disclosure regarding examples of businesses found in each sector has been provided in Item 9.

Comment 5. Please enhance disclosure regarding the limits on the Fund to alter the 11 selected sectors, whether the sectors themselves can be swapped for other sectors, and if the Fund can choose to investment in more than or less than 11 sectors at any given time.

Response: The disclosure has been revised as follows:

Initially and upon rebalancing, the Fund’s assets will be equally weighted to each of the 11 sector sleeves (that is, approximately 9% of the Fund’s assets will be allocated to each sector sleeve). Due to market movements, a sector sleeve may come to represent up to 20% of the Fund’s portfolio. The Adviser will consider rebalancing the Fund’s allocations to the 11 sector sleeves when a sector sleeve reaches 12% of the Fund’s portfolio and will rebalance the Fund’s sector allocations before a sector sleeve reaches 20% of the Fund’s portfolio.

As a result of the Adviser’s tactical strategy, the Fund may not have investment exposure to all 11 sectors at any one time. Depending on market conditions, it is possible that the Fund may not have any investment exposure to any sector (e.g., if signals for each sector are negative and thus each sector sleeve is invested solely in a money market fund).

Comment 6. Please disclose the limits imposed on the degrees of concentration of Fund assets in any given sector, sectors, or funds.

Response: Please see response to Comment 5.

Comment 7. Please elaborate on the Fund’s intended meaning of positive, negative, and neutral quantitative signals. Give, in plain English, illustrative examples of what those quantitative signals may be.

Response: The disclosure has been revised as follows:

The Fund seeks exposure to the various sectors through investment in sector-specific exchange-traded funds (ETFs) that seek to track a particular sector index.. In tactically allocating the Fund’s assets across the various sectors, the Adviser utilizes quantitative data including price movement of the particular sector to analyze the sector’s potential for attractive risk-adjusted returns. Each of the 11 industry sectors represents a sleeve of the Fund. When the data indicates a positive market signal for a sector, that sector sleeve of the Fund will invest in one sector-specific ETF. When the data indicates a neutral market signal for a sector, that sector sleeve will be invested in an ETF that tracks the S&P 500 Index. When the data indicates a negative market signal for a sector, that sector sleeve will be invested in a money market fund.

Comment 8. Please enhance disclosure regarding the general financial investment analysis the Advisor expects to utilize (Bottom Up, Top Down, etc.).

Response: Please see response to Comment 7.

Comment 9. Please clarify whether each sleeve of the investment strategy may be invested in a single, or several differing sector specific ETFs at a given time.

Response: Please see response to comment 7.

Comment 10. Please explain any specific criteria or characteristics common to, or required of, the sector specific ETF’s that the Fund will invest in (Equity, Actively Managed, ESG Related, etc.).

Response: The following disclosure has been added:

In analyzing which sector-specific ETF to purchase for the particular sector sleeve, the Adviser considers the ETF’s liquidity and fees and expenses. The Adviser expects to invest in sector-specific ETFs managed by Vanguard and SSGA Advisors though the Adviser may utilize sector-specific ETFs in other fund families from time to time.

Comment 11. Please enhance disclosure regarding how particular investments are chosen, the criteria, restrictions, qualifications, and characteristics that the Fund will rely on in making those decisions.

Response: Please see response to Comment 10.

Comment 12. Please clarify if the following list from the Fund’s Principal Investment Strategies is all inclusive “11 sectors including technology, health care, financials, real estate, energy, materials, consumer discretionary, industrials, utilities, consumer staples and communications.” If this list can be changes, please explain how the Fund will do so. Consider revising to “11 sectors including, but not limited to.”.

Response: The Adviser only intends to invest in the 11 sectors which are represented in the S&P 500 Index. If those sectors change or if the Adviser elects to invest in other sectors, the Prospectus will be revised to reflect those changes.

Comment 13. Please modify and update any particular absent or incorrect dates in the Prospectus and SAI.

Response: The requested revision has been made.

Statement of Additional Information

Comment 14. Please revise and update the Fund holidays.

Response: The requested revision has been made.

Comment 15. In the section entitled Purchasing Creation Units, please update the following disclosure in light of the SEC’s position on Rule 6c-11, which notes that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.”, and “ [i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” :

“The Fund reserves the absolute right to reject or revoke acceptance of a purchase order transmitted to it by the Distributor if (a) the order is not in proper form; (b) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (c) the Deposit Securities delivered do not conform to the Deposit Securities for the applicable date; (d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (e) the acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; (f) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust, Fund or the Adviser, have an adverse effect on the Trust, Fund or the rights of beneficial owners; or (g) in the event that circumstances outside the control of the Trust, the Distributor and the Adviser make it for all practical purposes impossible to process purchase orders.*

Response: The requested revision has been made.

Comment 16. Please revise the section Acceptance of Purchase Order to the following:

“Under certain circumstances but not limited to the following, the Fund reserves the right to reject or revoke acceptance of a purchase order transmitted to it by the Distributor if (a) the order is not in proper form; (b) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of a Fund; (c) the Deposit Securities delivered do not conform to the Deposit Securities for the applicable date; (d) the acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; or (e) in the event that circumstances outside the control of the Trust, the Distributor and the Adviser make it for all practical purposes impossible to process purchase orders. Examples of such circumstances include acts of God; public service or utility problems resulting in telephone, telecopy or computer failures; fires, floods or extreme weather conditions; market conditions or activities causing trading halts; systems failures involving computer or other informational systems affecting the Trust, the Distributor, DTC, NSCC, the Adviser, the Fund’s Custodian, a sub-custodian or any other participant in the creation process; and similar extraordinary events. The Distributor shall notify an Authorized Participant of its rejection of the order. The Fund, the Custodian, any sub-custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Portfolio Deposits, and they shall not incur any liability for the failure to give any such notification.

Response: The requested revision has been made.

Part C

Comment 16. Under the Agreement and Declaration of Trust, Section 6, Article 5, there is an imposed Pre-Suit demand on the Trustees requirement in order for shareholders to bring derivative action. Please disclose the existence of this provision in the Prospectus. If, in the opinion of the Board of Trustees and Fund Counsel, this provision prevents derivation action from being brought, revise to ensure that claims arising under Federal Securities Laws are exempted from the provision.

Response: The following disclosure has been added:

As described in more detail in the Trust’s Declaration of Trust, no shareholder may bring a derivative action unless the following conditions are met: (i) prior to the commencement of an action, the shareholder has made a written demand to the Trustees requesting that the Trustees file cause the Fund to file the action itself; (ii) the complaining shareholders are shareholders of the Fund or affected class at the time the written demand is made; and (iii) the complaining shareholders collectively own at least 10% of the outstanding shares of the Fund or affected class. After the Trustees receive a written demand duly submitted, the Trustees will review such demand and determine whether the demand should be rejected or if a suit should be maintained. The provisions contained in the Declaration of Trust related to derivative actions do not apply to claims arising under the federal securities laws.

Comment 17. Please ensure that the Advisory Agreement that governs the Fund is captured in the Part C Exhibits.

Response: The advisory agreement will be provided as an exhibit.

* * * * *

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla